UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On May 31, 2024, Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Cemex was not aware of the causes that may have initiated the unusual movements presented during May 31, 2024, in the trading volumes of the security identified with ticker symbol “CEMEX.CPO”, and that these movements correspond to market conditions. As provided by Article 53 of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) in Mexico, Cemex also informed the Mexican Stock Exchange that it has no knowledge of any of its shareholders, members of its board of directors or its senior management, having executed any transaction with securities issued by Cemex, which could have had any relation with the unusual movements in the trading volumes of Cemex’s CPO on May 31, 2024. If, subsequently, Cemex identifies any additional information related to these movements, such information will be disclosed no later than the next business day, as required under applicable laws of Mexico. This information is provided in Mexico at the request of the Mexican Stock Exchange, pursuant to Article 106 of the Securities Market Law (Ley del Mercado de Valores) and Article 50, next to last paragraph, of the General Provisions Applicable to Securities Issuers and Other Market Participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: May 31, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller